02 SEP 20 AM 12: 25

Keppel Corporation



Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

17 September 2002

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 5,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

dlw 9/23

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 5,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 17 DAY OF SEPTEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 5,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,652,091	384,326,045.50	Before Exercise : 13,616,000
			Add Exercise	5,000	2,500.00	Less Exercise : (5,000)
						Less Options Lapsed: (1,508,000)
			After Exercise	768,657,091	384,328,545.50	Outstanding : 12,103,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : ____________________

Designation : **Secretary** **Date** : **17 September 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$3.78	18900	Ngay Teow Eng
	Total value of shares exercised =	18900	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	5,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			
The consideration for which the shares have been so allotted is as follows:			

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 5,000 ordinary shares for a cash consideration. (f) 16.9.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,328,545.50	-	-
Paid-up Share Capital	$384,328,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 17 September 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

17 September 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 5,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 5,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gran Lay Hoon)
GFD
GC
GM (GTR)
(fund)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,652,091	
SHARE OPTION SCHEME	5,000	16.9.2002
TOTAL	768,657,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

16 September 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 30,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 30,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 16 DAY OF SEPTEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 30,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 30,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,622,091	384,311,045.50	Before Exercise : 13,646,000
			Add Exercise	30,000	15,000.00	Less Exercise : (30,000)
			After Exercise	768,652,091	384,326,045.50	Outstanding : 13,616,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary**

Date : **16 September 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$3.78	18900	Sateesh Kumar Dev
10000	$3.78	37800	Tan Lip Hee, Chris
10000	$3.78	37800	Veerappan Vellaiappan
5000	$2.80	14000	Tan Chye Soon, David
	Total value of shares exercised =	108500	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002........

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	25,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 25,000 ordinary shares for a cash consideration. (f) 13.9.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,323,545.50	-	-
Paid-up Share Capital	$384,323,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 16 September 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	5,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 5,000 ordinary shares for a cash consideration. (f) 13.9.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,326,045.50	-	-
Paid-up Share Capital	$384,326,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 16 September 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

16 September 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 30,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 30,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
GC
GM (GTR)
(fwd)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,622,091	
SHARE OPTION SCHEME	30,000	13.9.2002
TOTAL	768,652,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

9 September 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 60,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 60,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 09 DAY OF SEPTEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 60,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 60,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,562,091	384,281,045.50	Before Exercise : 13,706,000
			Add Exercise	60,000	30,000.00	Less Exercise : (60,000)
			After Exercise	768,622,091	384,311,045.50	Outstanding : 13,646,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Caroline Chang

   Authorised Signature : [signature]

   Designation : Secretary **Date** : 9 September 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
60000	$2.25	135000	Sit Kok Seng
	Total value of shares exercised =	135000	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	60,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.25	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$1.75	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 60,000 ordinary shares for a cash consideration. (f) 6.9.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,311,045.50	-	-
Paid-up Share Capital	$384,311,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 9 September 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

9 September 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 60,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 60,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

CC: Temasek Holdings
(Attn: Ms Gram Lay Hoon)
GFD
GC
GM (GTR)
(fwd)

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,562,091	
SHARE OPTION SCHEME	60,000	6.9.2002
TOTAL	768,622,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

6 September 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 22,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 22,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 06 DAY OF SEPTEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 22000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 22000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,540,091	384,270,045.50	Before Exercise : 13,728,000
			Add Exercise	22,000	11,000.00	Less Exercise : (22,000)
			After Exercise	768,562,091	384,281,045.50	Outstanding : 13,706,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : ________________

Designation : **Secretary** **Date** : **6 September 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$3.78	18900	Pang Ai Ling, Judy
10000	$3.78	37800	Yeo Puay Hoon
3000	$3.50	10500	Pang Ai Ling, Judy
4000	$2.80	11200	Tan Siew Hong, Stella
	Total value of shares exercised =	78400	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 5.9.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,277,545.50	-	-
Paid-up Share Capital	$384,277,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 September 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002..

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 5.9.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,279,045.50	-	-
Paid-up Share Capital	$384,279,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 September 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	4,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 4,000 ordinary shares for a cash consideration. (f) 5.9.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,281,045.50	-	-
Paid-up Share Capital	$384,281,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 September 2002

Signature: ......[signature]......

Name of *~~Director~~ / Secretary : Caroline Chang

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

06 September 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 22,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 22,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gram Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,540,091	
SHARE OPTION SCHEME	22,000	05.09.2002
TOTAL	768,562,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

4 September 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 3,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 3,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 04 DAY OF SEPTEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 3,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,537,091	384,268,545.50	Before Exercise : 13,731,000
			Add Exercise	3,000	1,500.00	Less Exercise : (3,000)
			After Exercise	768,540,091	384,270,045.50	Outstanding : 13,728,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature :

Designation : **Secretary**

Date : **4 September 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3000	$3.50	10500	Koh Tah Seng
	Total value of shares exercised =	10500	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002..

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 3.9.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,270,045.50	-	-
Paid-up Share Capital	$384,270,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 4 September 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

4 September 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 3,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 3,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Giam Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,537,091	
SHARE OPTION SCHEME	3,000	03.09.2002
TOTAL	768,540,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS



Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

2 September 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 2,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 2,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 02 DAY OF SEPTEMBER 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 2,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,535,091	384,267,545.50	Before Exercise : 13,733,000
			Add Exercise	2,000	1,000.00	Less Exercise : (2,000)
			After Exercise	768,537,091	384,268,545.50	Outstanding : 13,731,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Caroline Chang

   Authorised Signature : ______________

   Designation : Secretary **Date : 2 September 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
1,000	$3.78	$3,780.00	Yim Hoe Meng via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
1,000	$3.50	$3,500.00	Woong Pue Yoke, Karen
	Total value of shares exercised =	$7,280.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002..

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 1,000 ordinary shares for a cash consideration. (f) 30.8.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,268,045.50	-	-
Paid-up Share Capital	$384,268,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 2 September 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 1,000 ordinary shares for a cash consideration. (f) 30.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,268,545.50	-	-
Paid-up Share Capital	$384,268,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 2 September 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

2 September 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 2,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 2,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Goh Lay Hoon)
GFD
GC
GM (GTR) (faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,535,091	
SHARE OPTION SCHEME	2,000	30.08.2002
TOTAL	768,537,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

22 August 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 3,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 3,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 22 DAY OF AUGUST 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 3,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,532,091	384,266,045.50	Before Exercise : 13,736,000
			Add Exercise	3,000	1,500.00	Less Exercise : (3,000)
			After Exercise	768,535,091	384,267,545.50	Outstanding : 13,733,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **22 August 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3000	$3.78	11340	Thiew Ming Fatt
	Total value of shares exercised =	11340	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002..

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 21.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) [illegible]

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,267,545.50	-	-
Paid-up Share Capital	$384,267,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

22 August 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 3,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 3,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Goh Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,532,091	
SHARE OPTION SCHEME	3,000	21.08.2002
TOTAL	768,535,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

20 August 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 4,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 4,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 20 DAY OF AUGUST 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 4,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,528,091	384,264,045.50	Before Exercise : 13,740,000
			Add Exercise	4,000	2,000.00	Less Exercise : (4,000)
			After Exercise	768,532,091	384,266,045.50	Outstanding : 13,736,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary

Date : **20 August 2002**

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
1000	$3.78	3780	Chan Fook Fun
1000	$3.78	3780	Cheong Choon Ghee
2000	$0.91	1820	Cheong Choon Ghee
	Total value of shares exercised =	9380	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

The Companies Act
(Chapter 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 2,000 ordinary shares for a cash consideration. (f) 19.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,265,045.50	-	-
Paid-up Share Capital	$384,265,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 20 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

‡ This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002..

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 2,000 ordinary shares for a cash consideration. (f) 19.8.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,266,045.50	-	-
Paid-up Share Capital	$384,266,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 20 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

20 August 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 4,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 4,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,528,091	
SHARE OPTION SCHEME	4,000	19.08.2002
TOTAL	768,532,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

14 ~~13~~ August 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 13,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 13,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 13TH DAY OF AUGUST 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 13,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID ARISING FROM THE 13,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,515,091	384,257,545.50	Before Exercise : 13,753,000
			Add Exercise	13,000	6,500.00	Less Exercise : (13,000)
			After Exercise	768,528,091	384,264,045.50	Outstanding : 13,740,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary **Date** : 13 August 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
6,000	$3.78	$22,680.00	Allan Cheong Hup Guan via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
6,000	$3.78	$22,680.00	Alex Khoo Kea Chee via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
1,000	$3.78	$3,780.00	Loke Wai Meng via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
	Total value of shares exercised =	$49,140.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	13,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			
The consideration for which the shares have been so allotted is as follows:			

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 13,000 ordinary shares for a cash consideration. (f) 13.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,264,045.50	-	-
Paid-up Share Capital	$384,264,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and tak copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 13 August 2002

Signature ....

Name of *~~Director~~ / Secretary Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

14 August 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 13,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 13,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc. Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM(GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,515,091	
SHARE OPTION SCHEME	13,000	13.08.2002
TOTAL	768,528,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

14 August 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 15,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 15,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 13TH DAY OF AUGUST 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 15,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,500,091	384,250,045.50	Before Exercise : 13,768,000
			Add Exercise	15,000	7,500.00	Less Exercise : (15,000)
			After Exercise	768,515,091	384,257,545.50	Outstanding : 13,753,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **13 August 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
15,000	$3.78	$56,700.00	Mah Chan Wah
	Total value of shares exercised =	$56,700.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM 24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 13.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,257,545.50	-	-
Paid-up Share Capital	$384,257,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and tak copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 13 August 2002

Signature ....

Name of *~~Director~~ / Secretary Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

14 August 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 15,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 15,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

Helen

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc. Temasek Holdings
(Attn: Ms Giam Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,500,091	
SHARE OPTION SCHEME	15,000	13.08.2002
TOTAL	768,515,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

13 August 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 73,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 73,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 12TH DAY OF AUGUST 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 73,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 73,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,427,091	384,213,545.50	Before Exercise : 13,841,000
			Add Exercise	73,000	36,500.00	Less Exercise : (73,000)
			After Exercise	768,500,091	384,250,045.50	Outstanding : 13,768,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **12 August 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
7,000	$3.78	$26,460.00	Wong Khai Theen via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
7,000	$3.78	$26,460.00	Wong See Heng via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
13,000	$3.96	$51,480.00	Martha Yin Chin Bee
5,000	$3.78	$18,900.00	Wong Heang Tuck
8,000	$0.91	$7,280.00	Wong Heang Tuck
3,000	$3.50	$10,500.00	Wong Heang Tuck
30,000	$3.96	$118,800.00	Chia Choon Peng
	Total value of shares exercised =	$259,880.00	

Notes:

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	19,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 19,000 ordinary shares for a cash consideration. (f) 12.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,223,045.50	-	-
Paid-up Share Capital	$384,223,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and tak copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 12 August 2002

Signature ....

Name of *~~Director~~ / Secretary Caroline Chang

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	43,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.96	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.46	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 43,000 ordinary shares for a cash consideration. (f) 12.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,244,545.50	-	-
Paid-up Share Capital	$384,244,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and tak copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 12 August 2002

Signature ....

Name of *~~Director~~ / Secretary Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	8,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 8,000 ordinary shares for a cash consideration. (f) 12.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,248,545.50	-	-
Paid-up Share Capital	$384,248,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and tak copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 12 August 2002

Signature ....

Name of *~~Director~~ / Secretary Caroline Chang

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 12.8.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,250,045.50	-	-
Paid-up Share Capital	$384,250,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and tak copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 12 August 2002

Signature ....

Name of *~~Director~~ / Secretary Caroline Chang

---

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

13 August 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 73,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 73,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.f.: Temasek Holdings
(Attn: Ms G Tan Lay Hoon)
GFD
GC
GM (CGTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,427,091	
SHARE OPTION SCHEME	73,000	12.08.2002
TOTAL	768,500,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

12 August 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 39,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 39,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 12 DAY OF AUGUST 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 39,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 39,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,388,091	384,194,045.50	Before Exercise : 13,880,000
			Add Exercise	39,000	19,500.00	Less Exercise : (39,000)
			After Exercise	768,427,091	384,213,545.50	Outstanding : 13,841,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : Caroline Chang

   Authorised Signature : [signature]

   Designation : Secretary **Date : 12 August 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5,000	$3.78	$18,900.00	Soh Hoo Seng via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
5,000	$3.96	$19,800.00	Tan Soon Lee via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
6,000	$3.96	$23,760.00	Ho Soo Hui
18,000	$3.96	$71,280.00	Tan Joong Hiong
5,000	$3.78	$18,900.00	Loh Hwa Ann
	Total value of shares exercised =	$152,640.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$3.78 - 10,000 shares

$3.96 - 29,000 shares

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002........

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 10,000 ordinary shares for a cash consideration. (f) 8.8.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,199,045.50	-	-
Paid-up Share Capital	$384,199,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 12 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002........

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	29,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.96	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.46	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 29,000 ordinary shares for a cash consideration. (f) 8.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,213,545.50	-	-
Paid-up Share Capital	$384,213,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 12 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

12 August 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 39,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 39,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Loy Hoon)
GFD
GC
GM (GTR)
(Hoard)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,388,091	
SHARE OPTION SCHEME	39,000	08.08.2002
TOTAL	768,427,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS


02 SEP 20

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

7 August 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 30,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 30,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 07 DAY OF AUGUST 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 30,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 30,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,358,091	384,179,045.50	Before Exercise : 13,910,000
			Add Exercise	30,000	15,000.00	Less Exercise : (30,000)
			After Exercise	768,388,091	384,194,045.50	Outstanding : 13,880,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **7 August 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
2000	$3.78	7560	Goh Yong Seng
15000	$3.78	56700	Hoe Eng Hock
2000	$0.91	1820	Loh Teck Ngian
1000	$3.50	3500	Tong Wai Mun, Stefan
10000	$3.96	39600	Cheng Tee Han, Alex
	Total value of shares exercised =	109180	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	17,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 17,000 ordinary shares for a cash consideration. (f) 6.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,187,545.50	-	-
Paid-up Share Capital	$384,187,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 7 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 2,000 ordinary shares for a cash consideration. (f) 6.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,188,545.50	-	-
Paid-up Share Capital	$384,188,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 7 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.
‡ This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002 ....

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			
The consideration for which the shares have been so allotted is as follows:			

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 1,000 ordinary shares for a cash consideration. (f) 6.8.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,189,045.50	-	-
Paid-up Share Capital	$384,189,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 7 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.96	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.46	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 10,000 ordinary shares for a cash consideration. (f) 6.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,194,045.50	-	-
Paid-up Share Capital	$384,194,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 7 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

7 August 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 30,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 30,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (CTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,358,091	
SHARE OPTION SCHEME	30,000	06.08.2002
TOTAL	768,388,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS



Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

6 August 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 66,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 66,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 06 DAY OF AUGUST 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 66,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 66,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,292,091	384,146,045.50	Before Exercise : 13,976,000
			Add Exercise	66,000	33,000.00	Less Exercise : (66,000)
			After Exercise	768,358,091	384,179,045.50	Outstanding : 13,910,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : ______________

Designation : Secretary

Date : 6 August 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$3.78	18900	Sim Kwee Soik, Theresa
35000	$3.78	132300	Chee Jin Kiong
5000	$0.91	4550	Yeo Puay Hoon
3000	$3.50	10500	Sim Kwee Soik, Theresa
18000	$2.84	51120	Chan Li Wen
	Total value of shares exercised =	217370	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	40,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			
The consideration for which the shares have been so allotted is as follows:			

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 40,000 ordinary shares for a cash consideration. (f) 5.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,166,045.50	-	-
Paid-up Share Capital	$384,166,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

‡ This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	5,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No
Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 5,000 ordinary shares for a cash consideration. (f) 5.8.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,168,545.50	-	-
Paid-up Share Capital	$384,168,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 August 2002

Signature: ....[signature]..........

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002..

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No:
Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 5.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM

24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,170,045.50	-	-
Paid-up Share Capital	$384,170,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 August 2002

Signature: ....[signature]..........

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	18,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.84	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.34	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 18,000 ordinary shares for a cash consideration. (f) 5.8.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,179,045.50	-	-
Paid-up Share Capital	$384,179,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 6 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

6 August 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 66,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 66,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Goh Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,292,091	
SHARE OPTION SCHEME	66,000	05.08.2002
TOTAL	768,358,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

5 August 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 32,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 32,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 05 DAY OF AUGUST 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 32,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 32,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,260,091	384,130,045.50	Before Exercise : 14,008,000
			Add Exercise	32,000	16,000.00	Less Exercise : (32,000)
			After Exercise	768,292,091	384,146,045.50	Outstanding : 13,976,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary

Date : 5 August 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
4000	$3.78	15120	Ooi Yew Tee, Christopher
6000	$3.78	22680	Chan-Tan Hui Kheng, Jaime
7000	$2.80	19600	Siew Lai Wan
15000	$2.80	42000	Hoe Eng Hock
	Total value of shares exercised =	99400	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ......21 May 2002......

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 10,000 ordinary shares for a cash consideration. (f) 1.8.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,135,045.50	-	-
Paid-up Share Capital	$384,135,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 5 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	22,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 68857 471
A/c No: Fax No: 68857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 22,000 ordinary shares for a cash consideration. (f) 1.8.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,146,045.50	-	-
Paid-up Share Capital	$384,146,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 5 August 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
‡ This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

5 August 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 32,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 32,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,260,091	
SHARE OPTION SCHEME	32,000	01.08.2002
TOTAL	768,292,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS